12/6

04046502

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nampak Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3714 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/7/04

File Number 82-3714

ARLS
9-30-04

AUDITED GROUP RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

Nampak

NAMPAK LIMITED

HIGHLIGHTS

Cash operating profit of R2.4 billion

Net gearing improved to 21%

Dividend increased by 20%

Net worth per share increased by 11%

Nampak

(Registration number 1968/008070/06)
(Incorporated in the Republic of South Africa)
Share Code: NPK ISIN: ZAE 000004933

Non-executive directors:
T Evans *(Chairman)*, PL Campbell*, BP Connellan*, DA Hawton*, MM Katz*, KM Mokoape*, ML Ndlovu*, MH Visser*, RA Williams*.

**Independent*

Executive directors:
GE Bortolan *(Chief executive officer)*, RP Becker, N Cumming, AS Lang *(British)*, AM Marthinusen.

Secretary:
NP O'Brien.

Registered office:
Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196, South Africa. (P O Box 784324, Sandton 2146, South Africa). Telephone: +27 11 719 6300.

Share registrars:
Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001, South Africa. (P O Box 62053, Marshalltown 2107, South Africa).
Telephone: +27 11 370 5000.

These results and a presentation to analysts and shareholders is available on the group's website **www.nampak.com**

Joint sponsors

Lead sponsor

UBS

Sponsor

CAZENOVE

GROUP INCOME STATEMENT

	Notes	**2004 Rm**	2003 Rm	Change %
Revenue		**17 494.6**	18 174.0	(3.7)
Continuing operations		**17 178.9**	17 494.0	(1.8)
Discontinued operations		**315.7**	680.0	(53.6)
Profit before abnormal items	1	**1 562.1**	1 801.6	(13.3)
Abnormal items	2	**(70.5)**	64.5	
Profit from operations	3	**1 632.6**	1 737.1	(6.0)
Continuing operations		**1 379.5**	1 628.2	(15.3)
Discontinued operations	4	**253.1**	108.9	132.4
Net finance costs	5	**(149.0)**	(252.9)	
Income from investments		**15.6**	5.7	
Profit before tax		**1 499.2**	1 489.9	0.6
Income tax		**521.7**	566.9	
Profit after tax		**977.5**	923.0	5.9
Minority interest		**10.4**	19.5	
Net profit for the year		**967.1**	903.5	7.0
Number of ordinary shares in issue (000)		**641 574**	640 571	
Weighted average number of ordinary shares on which headline earnings and basic earnings per share are based (000)		**640 958**	640 444	
Weighted average number of ordinary shares on which diluted headline earnings and diluted basic earnings per share are based (000)		**644 705**	642 681	
Headline earnings per ordinary share (cents)		**146.1**	145.4	0.5
Basic earnings per share (cents)		**150.9**	141.1	6.9
Dividend per share (cents)		**83.6**	69.7	20.0
Fully diluted headline earnings per share (cents)		**145.3**	144.9	0.3
Fully diluted earnings per share (cents)		**150.0**	140.6	6.7
Determination of headline earnings				
Net profit for the year		**967.1**	903.5	
Less: preference dividend		**(0.1)**	(0.1)	
Adjusted for:				
Impairment losses		**127.9**	9.9	
Goodwill amortised		**60.5**	61.3	
Capital restructuring costs		**-**	7.9	
Net (profit)/loss on disposal of business		**(216.5)**	0.9	
Net profit on disposal of property, plant & equipment		**(13.7)**	(3.8)	
Capital equipment damage proceeds		**-**	(74.6)	
Loss on re-organisation of debt		**-**	7.8	
Tax effects		**11.3**	18.4	
Headline earnings for the year		**936.5**	931.2	0.6

GROUP BALANCE SHEET

	Notes	2004 Rm	2003 Rm
Assets			
Non-current assets		**5 512.1**	5 430.5
Property, plant and equipment		**4 228.1**	4 255.7
Goodwill and other intangibles		**1 240.4**	1 092.3
Investments		**43.6**	82.5
Current assets		**5 443.6**	5 643.7
Inventories		**2 055.9**	2 051.8
Trade and other receivables		**2 688.2**	2 843.4
Bank balances, deposits and cash	6	**699.5**	748.5
Total assets		**10 955.7**	11 074.2
Equity and liabilities			
Capital and reserves		**5 399.6**	4 855.1
Capital		**2 042.4**	2 033.7
Non-distributable reserves		**(249.6)**	(294.9)
Accumulated profits		**3 606.8**	3 116.3
Minority interest		**32.8**	92.7
Non-current liabilities		**1 659.1**	1 771.8
Interest bearing debt	6	**1 091.5**	1 289.0
Net long-term retirement benefit obligation		**161.9**	147.8
Net deferred tax liabilities		**405.7**	335.0
Current liabilities		**3 864.2**	4 354.6
Trade and other payables		**2 938.9**	3 231.8
Interest bearing debt	6	**752.9**	768.5
Net tax liabilities		**172.4**	354.3
Total equity and liabilities		**10 955.7**	11 074.2
Gross gearing		**36%**	42%
Net gearing		**21%**	26%
Total liabilities: total average shareholders' funds		**109%**	125%
Net worth per ordinary share (cents) calculated on number of ordinary shares in issue of 641 574 291 (2003: 640 571 091)		**842**	758
Tangible net worth per ordinary share (cents) calculated on number of ordinary shares in issue of 641 574 291 (2003: 640 571 091)		**648**	587

GROUP STATEMENT OF CHANGES IN EQUITY

	2004 Rm	2003 Rm
Equity at beginning of year	**4 855.1**	4 785.8
Changes in capital	**8.7**	2.3
Share capital	**0.1**	–
Share premium – share option scheme	**9.1**	2.3
– consolidation of shares held by share purchase trust	**(0.5)**	–
Changes in non-distributable reserves	**45.3**	(479.9)
Decrease in foreign currency translation reserve	**(41.8)**	(463.8)
Hyperinflation capital adjustment	**88.7**	(16.1)
Financial instruments – hedging	**(1.6)**	–
Changes in accumulated profit	**490.5**	546.9
Net profit for the year	**967.1**	903.5
Ordinary shares – dividends	**(476.5)**	(409.4)
Preference shares – dividends	**(0.1)**	(0.1)
Negative goodwill recognised directly in equity	**-**	71.9
Change in accounting policy	**-**	(19.0)
Equity at end of year	**5 399.6**	4 855.1

GROUP CASH FLOW STATEMENT

	Note	**2004 Rm**	2003 Rm
Cash operating profit		**2 381.7**	2 686.1
Working capital changes		**(251.5)**	(679.2)
Net interest paid		**(149.0)**	(252.9)
Income from investments		**15.6**	5.7
Tax paid		**(645.1)**	(367.9)
Retirement benefit contributions		**(88.4)**	(44.1)
Replacement capital expenditure		**(394.4)**	(441.6)
Net cash inflow from operating activities		**868.9**	906.1
Net cash outflow from investing activities		**(639.2)**	(597.3)
Net cash inflow before financing activities		**229.7**	308.8
Net cash outflow from financing activities		**(277.7)**	(290.9)
Net (decrease)/increase in cash and cash equivalents		**(48.0)**	17.9
Cash and cash equivalents at beginning of year		**17.2**	121.9
Translation of cash in foreign subsidiaries		**2.5**	(122.6)
Cash and cash equivalents at end of year	6	**(28.3)**	17.2

NOTES

	2004 Rm	2003 Rm	Change %
1. Profit before abnormal items			
South Africa	**1 186.6**	1 400.5	(15.3)
Africa	**142.8**	99.4	43.7
Europe	**232.7**	301.7	(22.9)
	1 562.1	1 801.6	(13.3)
2. Abnormal items			
Retrenchment costs	**40.8**	48.1	
Restructuring costs	**19.8**	10.9	
Impairment losses	**127.9**	10.0	
Net profit on disposal of property	**(7.6)**	(13.6)	
Net (profit)/loss on disposal of business	**(216.5)**	0.9	
Loss on re-organisation of debt	**-**	7.8	
Net monetary adjustment – hyperinflation	**15.1**	5.4	
Financial instruments fair value adjustment	**(70.9)**	48.5	
FEC costs on fixed assets	**20.9**	21.1	
Capital equipment damage proceeds	**-**	(74.6)	
	(70.5)	64.5	
3. Profit from operations			
South Africa	**1 411.0**	1 398.4	0.9
Africa	**127.7**	95.4	33.9
Europe	**93.9**	243.3	(61.4)
	1 632.6	1 737.1	(6.0)
4. Discontinued operations			
Profit on disposal of discontinued operations	**213.2**	-	
Profit from discontinued operations	**39.9**	108.9	
	253.1	108.9	
5. Net finance costs			
Interest paid	**(217.7)**	(316.7)	
Interest received	**68.7**	63.8	
	(149.0)	(252.9)	

	2004 Rm	2003 Rm	Change %
6. Cash and cash equivalents			
Interest bearing debt	**(1 844.4)**	(2 057.5)	
Less long-term liabilities	**1 091.5**	1 289.0	
Less short-term portion of long-term liabilities	**25.1**	37.2	
Bank balances, deposits and cash	**699.5**	748.5	
	(28.3)	17.2	
7. Supplementary information			
Depreciation	**710.0**	715.4	
Amortisation	**90.9**	66.7	
Capital expenditure	**1 065.7**	884.4	
– expansion	**628.1**	442.8	
– replacement	**437.6**	441.6	
Capital commitments	**564.1**	459.0	
– contracted	**237.1**	222.2	
– approved not contracted	**327.0**	236.8	
Lease commitments	**512.6**	514.6	
– land and buildings	**450.1**	427.9	
– other	**62.5**	86.7	
Contingent liabilities	**62.5**	146.3	

NAMPAK PROFILE

Nampak is the largest and most diversified packaging manufacturer in Africa and also has operations in several countries in Europe. In South Africa Nampak operates from 110 sites and offers the widest product range of any packaging company in the world, providing customers with a total solution to their packaging needs. To support our total packaging solutions philosophy the group operates the most comprehensive research and development facility of its kind in the southern hemisphere. In addition to packaging, the group is extensively involved in collecting and recycling all types of used packaging. Nampak is also the largest South African manufacturer of tissue paper products and holds a substantial share of the paper merchanting market.

In the rest of Africa Nampak has 19 operations in 11 countries manufacturing a range of metal, paper and plastic packaging products whilst in Europe, where it is the major supplier of plastic milk bottles and one of the leading manufacturers of folding cartons, it operates from 26 locations in 8 countries.

KEY INVESTMENT ACTIVITIES IN 2004

On 29 February 2004 Nampak sold its interest in NamITech Holdings Limited to Allied Technologies Limited for a total consideration of R476 million.

On 11 March 2004 M.Y. Holdings acquired the Diehl group for €12.4 million. Diehl has operations in France, Germany and Luxembourg and is a leading European producer of patient-information leaflets for the pharmaceutical industry.

On 30 October 2004 Nampak Plastics' packaging business in Europe sold its Short Run operations to RPC Group plc for a consideration of £23 million.

GEOGRAPHICAL PERFORMANCE

Geographical overview

	Revenue		**Profit from operations***		**Operating margin %**	
Rm	**2004**	2003	**2004**	2003	**2004**	2003
Continuing operations						
South Africa	**11 868**	11 968	**1 158**	1 290	**9.8**	10.8
Rest of Africa	**886**	698	**128**	95	**14.4**	13.7
Europe	**4 882**	5 262	**94**	243	**1.9**	4.6
Intergroup eliminations	**(457)**	(434)				
	17 179	17 494	**1 380**	1 628	**8.0**	9.3
Discontinued operations						
South Africa	**316**	680	**253**	109		
Total	**17 495**	18 174	**1 633**	1 737	**9.3**	9.6

* After abnormal items

Group

Revenue from continuing operations declined by 2% to R17.2 billion as a result of the stronger rand and lower increases in the cost of raw materials which constrained selling price increases. Profit from continuing operations declined by 15% whilst the operating margin fell to 8.0% from 9.3% in 2003.

NamITech, which was included in the results for 5 months, realised a profit on disposal of R213 million.

Abnormal items include the following:

- Retrenchment costs of R41 million and restructuring costs of R20 million arising mainly from the closure of the Tring folding cartons factory in the United Kingdom and factory rationalisations in South Africa.
- An impairment cost of R103 million in respect of the Short Run plastic packaging business in Europe and R17 million in respect of the tissue mills in Swaziland.
- Forward exchange costs of R21 million on imported capital equipment.
- A profit of R71 million on the fair valuing of financial instruments in terms of AC 133.
- A profit of R213 million on the sale of NamITech.

Net financing costs reduced by 41% to R149 million due to improved gearing following the receipt of the proceeds from the sale of NamITech, lower interest rates in South Africa and translation of offshore interest charges at a lower currency exchange rate. The improvement is also due to a R22 million cost in the prior year relating to the unwinding of an interest rate hedge. Net gearing reduced to 21% from 26% in 2003 notwithstanding investment of over R1 billion in capital expenditure of which R600 million was in new projects.

Taxation declined from R567 million to R522 million whilst the effective tax rate declined from 38.1% to 34.8% partly due to the inclusion of the profit on the sale of NamITech that attracted capital gains tax at a lower rate. The effective tax rate has remained relatively high due to the inclusion of prior year tax charges and the release of a deferred tax asset from the United Kingdom and the effect of the impairment of the European Short Run plastics assets that did not qualify for tax relief.

The decline in operating profits was offset by lower finance and taxation charges and the benefit of abnormal items, resulting in attributable profit rising by 7% and headline earnings per share increasing by 0.5% to 146.1 cents.

South Africa

The South African retail sector enjoyed strong growth, underpinned by increased consumer spending from a growing middle class and several interest rate reductions. Much of this new spend was directed at durable and semi-durable goods and services and non-durable goods' share of private expenditure continued its relative decline.

The markets served in South Africa all enjoyed positive growth but this was muted in the local manufacturing sector by increased imports of finished products notably in the food sector, and particularly in sugar-based confectionery where imported products have grown significantly in the past two years. Growth was also seen in imports of packaging.

The strength of the rand affected the profitability of the group's and its customers' exports. Whilst overall direct and indirect exports have remained at over 20% of South African sales, the mix of this business has changed quite considerably over the past year with a number of divisions suffering reductions in export margins and volumes.

Excluding the effect of translation of foreign earnings, it is estimated that the impact of the stronger rand on profits in the year was approximately R180 million.

It is expected that the fundamental strength in the economy will deliver growth in the markets served by the group and R508 million has been invested in equipment for the manufacture of new products and to meet increased demand. These include a slim-line beverage can, an easy-open end for food cans, increased capacity for folding cartons, labels and PET bottles and a number of other innovation-based growth projects.

Rest of Africa

Both revenue and operating profit were substantially higher than last year. The metals businesses all exceeded expectations with good volume growth in Kenya and Nigeria. In Zimbabwe, a lower tobacco crop resulted in lower sales of corrugated boxes but there was strong demand for plastic bottles from beverage and edible oil customers.

Construction of the new folding cartons plant in Nigeria at a cost of R155 million is on schedule and is expected to be fully commissioned in the first half of 2005. Production will shortly commence in a temporary facility pending completion of the new factory.

Europe
Inflation remained low in most European countries and despite steady volume growth the packaging industry remained highly competitive.

Sales revenue in sterling increased by 3% to £394 million as a result of gains in market share but reduced by 7% in rand terms to R4.9 billion as a result of the exchange rate movement.

Profits were negatively affected by continued margin pressure and a number of one-off items such as the costs associated with the closure of the Tring folding cartons factory, disruption and reorganisation costs in re-equipping the Leeds factory and the impairment of the Short Run plastic packaging business at the balance sheet date.

A 10% strengthening of the average exchange rate from R13.15 to the pound in 2003 to R11.84 in 2004 resulted in a lower rand translation.

SEGMENTAL ANALYSIS
Metals & Glass

	Revenue		Profit from operations*		Operating margin %	
Rm	**2004**	2003	**2004**	2003	**2004**	2003
Africa	**4 603**	4 483	**562**	623	**12.2**	13.9

* After abnormal items

Africa
Despite good demand for beverages in South Africa, sales of beverage cans for domestic consumption continued to decline. However, overall volumes were better than last year as a result of higher direct and indirect exports. Beverage closures experienced good growth in line with the strong demand for plastic beverage packaging.

Sales of food cans for fish were adversely affected by consumers switching to lower-priced protein alternatives whereas canned fruit exports were lower as a result of the stronger rand. There was good demand for aerosol, polish and paint cans.

The businesses in the rest of Africa all exceeded expectations with good volume growth in Kenya and Nigeria.

Following the fire that occurred in 2003 the glass business had a very poor year as a result of difficulties in achieving industry-standard efficiency levels from the new furnace, compounded by lost sales opportunities following overstocking of imported bottles by some customers. The business has been restructured and manufacturing efficiencies are improving.

Paper

	Revenue		Profit from operations*		Operating margin %	
Rm	**2004**	2003	**2004**	2003	**2004**	2003
Africa	**5 473**	5 490	**348**	452	**6.4**	8.2
Europe	**2 815**	2 883	**85**	211	**3.0**	7.3
Total	**8 288**	8 373	**433**	663	**5.2**	7.9

* After abnormal items

Africa

In South Africa the expiry of a favourable paper supply contract, the impact of the stronger rand and a highly competitive corrugated box market contributed to the decline in overall profitability of the paper sector. A lower tobacco crop in Zimbabwe and the loss of some export business resulted in lower sales of corrugated boxes.

Good growth was achieved by Redibox which supplies corrugated boxes and other packaging direct to the public.

The stronger rand caused substantial loss of paper sack export business and, together with weak demand from domestic milling and sugar customers as well as some loss of market share, overall volumes were well down on last year. Management action taken during the year will see a significant turnaround in volumes and profitability.

Sales volumes of cartons and labels were affected by the stronger rand and imports of confectionery. The two factories in KwaZulu-Natal were consolidated onto one site in Pinetown and cost savings will be realised in the year ahead. Investments in new equipment totalling more than R170 million were made for the growing demand for cartons, labels and bag-in-the-box containers.

Although demand for toilet tissue improved, selling prices came under pressure from industry overcapacity, a reduction in wastepaper prices and low consumer price inflation.

Despite slightly better volumes in the paper merchanting market the stronger rand, imports and excess international capacity, placed pressure on both selling prices and margins.

Europe

Sales in sterling of folding cartons to the food sector in both the United Kingdom and the Continent increased on last year following gains in market share. Profits were however affected by the closure of the Tring factory in the United Kingdom, higher overtime costs associated with the installation and commissioning of new equipment in the Leeds factory and additional pension funding. The factories at Hoogerheide and Londerzeel in Benelux performed better than expectations.

In the healthcare sector, increased volumes were achieved as a result of market growth and gains in market share as well as additional sales from the acquisition of Diehl.

Revenue was affected to some degree by pricing pressures but this business nevertheless continues to perform well.

Plastics

	Revenue		Profit from operations*		Operating margin %	
Rm	**2004**	2003	**2004**	2003	**2004**	2003
Africa	**2 678**	2 693	**265**	243	**9.9**	9.0
Europe	**1 849**	2 137	**(35)**	23	**(1.9)**	1.1
Total	**4 527**	4 830	**230**	266	**5.1**	5.5

* After abnormal items

Africa

Strong demand from South African milk and juice customers resulted in substantial volume growth of HDPE bottles. The trend towards greater use of PET by juice customers continued and, together with strong demand for carbonated soft-drinks, volumes of PET bottles were significantly up on last year. The stronger rand resulted in lower indirect exports of large plastic drums but this was partially offset by the continuing substitution of metal drums. The tubes and tubs business, which was previously the sole South African supplier of toothpaste tubes, lost market share to a new local entrant to the market.

The stronger rand resulted in the loss of export volumes and pressure on export margins of flexible packaging, and also encouraged imports of finished goods, particularly confectionery. Some importation of packaging also affected local sales. The profits from this sector were negatively affected and the two factories in KwaZulu-Natal have been consolidated onto one site in Pinetown.

The plastic packaging businesses in Zambia and Zimbabwe performed better than expected.

Europe
The Short Run industrial container business, which for some time has not achieved acceptable results in a highly competitive market, was sold on 30 October 2004. The carrying value of the underlying assets of the business was impaired by R103 million at the balance sheet date.

Although performance of the Long Run milk and juice bottle business continued at a satisfactory level, sales were lower than 2003 which included increased sales following a fire at a competitor's premises.

Group services

	Revenue		Profit from operations*	
Rm	**2004**	2003	**2004**	2003
Africa			**111**	67
Europe	**218**	242	**44**	9
Intergroup eliminations	**(457)**	(434)		
Total	**(239)**	(192)	**155**	76

* After abnormal items

Group services include head office activities, procurement, insurance, some centralised information technology costs, marketing, research and development, treasury and property rentals. This year's profit includes foreign exchange gains whereas losses were made in the prior year.

ACCOUNTING POLICIES
The group prepares its annual financial statements in accordance with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies have been applied consistently with the previous year except for the changes set out below.

During the year IFRS3 Business Combinations was issued and adopted by the group. This standard is applicable to all business combinations for which the agreement date is on or after 31 March 2004. No business combinations have been concluded between the effective date of this standard and the financial year-end.

During the year the group early-adopted IAS29 Hyperinflation. The motivation for early-adopting the standard was to eliminate the need to recalculate the hyperinflation on comparative figures as required under AC124 Hyperinflation. Comparative amounts are already reflected in hard currency and it is the group's opinion that this change in accounting policy results in fairer presentation of its financial results.

The group has consolidated its share purchase trust, which has had no material effect on the financial statements.

AUDITED RESULTS
The results have been audited by Deloitte & Touche and their unqualified audit opinion and the annual financial statements are available for inspection at the registered office of the company. The annual report will be posted to shareholders in December 2004.

DIRECTORATE

Mr RG Tomlinson resigned on 31 August 2004.

Mr JA Monks resigned from the board on 30 September 2004 and will retire from the company on 31 December 2004.

PROSPECTS

In the year ahead an improvement in operating performance from all three geographic regions is expected.

However, this will be impacted by increased IT costs in South Africa and likely further rationalisation of our folding carton capacity in the U.K.

The AC133 profit included in 2004 is unlikely to be repeated in 2005.

These factors together with the assumption of continued rand strength will make it challenging to deliver an improvement in headline earnings in 2005.

SHARE BUY-BACK

Nampak will commence a general share buy-back programme on the open market in terms of the authority granted to it by shareholders at the annual general meeting held on 28 January 2004.

DECLARATION OF ORDINARY DIVIDEND NO.72

Notice is hereby given that a final dividend No.72 of 56.6 cents per share (2003: 47.2 cents) has been declared in respect of the year ended 30 September 2004, payable to shareholders recorded as such in the register at the close of business on the record date, Friday 7 January 2005, making a total distribution for the year of 83.6 cents (2003: 69.7 cents). The last day to trade to participate in the dividend is Friday 31 December 2004. Shares will commence trading "ex" dividend from Monday 3 January 2005.

The important dates pertaining to this dividend are as follows:

Last day to trade ordinary shares "cum" dividend	Friday 31 December 2004
Ordinary shares trade "ex" dividend	Monday 3 January 2005
Record date	Friday 7 January 2005
Payment date	Monday 10 January 2005

Ordinary share certificates may not be dematerialised or re-materialised between Monday 3 January 2005 and Friday 7 January 2005.

On behalf of the board

T Evans
Chairman

GE Bortolan
Chief executive officer

Sandton
25 November 2004